Media Release

Pacific Internet Appoints New CEO as Board Director

SINGAPORE, January 25, 2006 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach, today announced the appointment of Mr. Teck Moh Phey, who joined the company as President and CEO on January 16, 2006, as a member of its Board.

Mr. Phey is a prominent figure in the information technology and telecommunications industries, having served in various leadership roles across the Asia Pacific region in the past 20 years. He spent the last 10 years with Motorola and was with Compaq for over six years in Asia.

Mr. Phey’s extensive and international experience in the industry, further strengthens the diversity of the board. The constitution of the board represents talented and high profile executives with extensive expertise and knowledge. With the great team of industry veterans, the board is well positioned to articulate a strong vision for the group and to ensure that it continues to deliver industry-leading services.

Current members of the Board include:

Bien Kiat Tan (Director and Chairman of the Board) – Mr. Tan is the Managing Director of Titan Capital, a boutique investment firm;

Hai Chwee Chew (Executive Director of the Board) – Mr. Chew has considerable experience in international finance, building shareholder value, and in introducing innovative business processes to enhance profitability. He is also the Independent Director of United Fibre System (UFS) and chairs the Audit Committee of UFS, a company listed in Singapore Stock Exchange.

Claude Charles (Director of the Board) — Claude Charles is an advisor to multinational companies and an international financier. He is a citizen of America and France and is currently President of Great Tangley Corporation, a consulting firm operating in Asia, Europe and North America providing financial and business advice to investors and companies;

Johnson Tan (Director of the Board) — Johnson Tan is currently a private equity investor and a partner of IB Partners Pte Ltd, an investment firm. He was previously Executive Director of UBS Warburg, Asia;

Soon Hock Lim (Director of the Board) — Mr. Lim has over 25 years of leadership experience in IT software and hardware, telecommunications and engineering sectors across Asia Pacific and Japan. Mr. Lim was previously the Asia Pacific President of SITA Information Networking Computing, a global information and communications solutions provider for the air transportation industry.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts
Mervin Wang / Manisha Singh
Pacific Internet Limited
(65) 9798 6077 / (65) 9362 9044
investor@pacific.net.sg

US Contact
Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.